UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D. C. 20549

                                          FORM 3

                 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
            Section 17(a) of the Public Utility Holding Company Act of 1935 or
                   Section 30(f) of the Investment Company Act of 1940

1.    Name and Address of Reporting Person

        Messey                    Robert                          J.
        (Last)                    (First)                      (Middle)

        CityPlace One, Suite 300
                                    (Street)

        St. Louis                  Missouri                       63141
        (City)                     (State)                        (Zip)

2.    Date of Event Requiring Statement (Month/Day/Year)

                                          12/01/00

3.    IRS or Social Security Number of Reporting Person (Voluntary)


4.    Issuer Name and Ticket or Trading Symbol

                                   Arch Coal, Inc. (ACI)

5.    Relationship of Reporting Person to Issuer (Check all applicable)

        [    ]  Director                    [     ]  10% Owner
        [  X ]  Officer (give title below)  [     ]  Other (specify below)

        Senior Vice President and Chief Financial Officer

6.    If Amendment, Date of Original  (Month/Day/Year)


7.    Individual or Joint/Group Filing (Check applicable line)

      [  X  ]     Form filed by One Reporting Person



      [     ]     Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

 1. Title of Security  2. Amount of          3. Ownership Form:   4. Nature of
    (Instr. 4)            Securities            Direct (D) or        Indirect
                          Beneficially Owned    Indirect (I)         Beneficial
                          (Instr. 4)            (Instr. 5)           Ownership
                                                                     (Instr. 5)








Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                 Table II - Derivative Securities Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

       1.  Title of Derivative Security (Instr. 4)       2.  Date Exercisable and Expiration Date
                                                        (Month/Day/Year)
                                                         Date Exercisable      Expiration Date

        Employee Stock Option (Right to buy)                (1)                 12/01/10


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

 3.   Title and Amount of Securities  4.  Conversion    5.  Ownership      6.  Nature of
      Underlying Derivative Security      or Exercise       Form of            Indirect
      (Instr. 4)                          Price of          Derivative         Beneficial
                                          Derivative        Security:          Ownership
                                          Security          Direct (D)         (Instr. 5)
       Title        Amount or Number                        Or Indirect
                        of Shares                           (I)
                                                            (Instr. 5)

     Common Stock        30,000           10.3125              D



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Explanation of Responses:



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.



/s/ Janet L. Horgan                                      December 11   , 2000
**Signature of Reporting Person                          Date
(by Janet L. Horgan, Assistant Secretary,
attorney-in-fact for Robert J. Messey)


    (1) The option vests in three equal annual installments beginning December 1, 2001.

                                POWER OF ATTORNEY

      The undersigned appoints the following individuals, with full power to each of them to act alone, as its true and lawful attorneys-in-fact and agents to execute and file on behalf of the undersigned all Forms 3, 4 and 5, and any amendments thereto, that the undersigned may be required to file with the Securities and Exchange Commission, and any stock exchange or similar authority, as a result of the undersigned's ownership of or transactions in securities of Arch Coal, Inc. The authority of the following individuals under this Power of Attorney shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Arch Coal, Inc., unless earlier revoked in writing. The undersigned acknowledges that the following individuals are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


      The following officers of Arch Coal, Inc.:

            Secretary of the Corporation

            Assistant Secretary of the Corporation

            General Counsel of the Corporation



      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of December, 2000.







                                          /s/ Robert J. Messey
                                          ----------------------------
                                          Robert J. Messey